Exhibit 99.1

canopy growth corporation

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(uNAUDITED)

for the THREE and six MONTHS ended september 30, 2018 and 2017

(in Canadian dollars)

canopy growth corporation

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED		September 30,	March 31,
(Expressed in CDN $000's)	Notes	2018	2018

Assets
Current assets
Cash and cash equivalents	23	$429,401	$322,560
Amounts receivable	4	45,807	21,425
Biological assets	5	20,720	16,348
Inventory	6	150,406	101,607
Prepaid expenses and other assets	7	56,533	19,837
		702,867	481,777

Property, plant and equipment	8	661,402	303,682
Other long-term assets	7(b)	26,776	8,340
Investments in associates and joint ventures	13	136,003	63,106
Other financial assets	14	231,387	163,463
Intangible assets	10	103,867	101,526
Goodwill	10	1,114,158	314,923

		$2,976,460	$1,436,817

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$159,633	$89,571
Deferred revenue		206	900
Current portion of long-term debt	16(a)	903,453	1,557
Other current liabilities	9(b)	27,000	-
		1,090,292	92,028

Long-term debt	16(a)	6,707	6,865
Deferred tax liability		30,889	33,536
Long-term financial liabilities	16(b)	7,750	61,150

		1,135,638	193,579

Commitments and contingencies	22

Shareholders' equity
Share capital	18	2,097,728	1,076,838
Other reserves	18	77,905	127,418
Accumulated other comprehensive income		(34,742)	46,166
Deficit		(509,062)	(91,649)

Equity attributable to Canopy Growth Corporation		1,631,829	1,158,773

Non-controlling interests	12	208,993	84,465

Total equity		1,840,822	1,243,238

		$2,976,460	$1,436,817

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
UNAUDITED		Three months ended		Six months ended
		September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000's except share amounts)	Notes	2018	2017	2018	2017
			(As Restated -		(As Restated -
			see note 3)		see note 3)
Revenue	3(b)	$23,327	$17,569	$49,243	$33,442

Inventory production costs expensed to cost of sales		16,759	8,101	31,591	15,262

Gross margin before the undernoted		6,568	9,468	17,652	18,180

Fair value changes in biological assets included in inventory sold and other charges	6	51,496	12,848	77,884	23,632
Unrealized gain on changes in fair value of biological assets	5	(10,944)	(30,122)	(68,233)	(50,376)

Gross margin		(33,984)	26,742	8,001	44,924

Sales and marketing		39,047	7,638	56,313	14,043
Research and development		1,944	494	2,700	627
General and administration		37,101	8,393	56,689	15,886
Acquisition-related costs		3,202	865	5,086	1,701
Share-based compensation expense	18(b)	45,025	5,862	68,097	8,743
Share-based compensation expense related to acquisition milestones	18(c)	50,730	1,184	57,825	2,314
Depreciation and amortization		3,595	3,283	6,625	6,827

Operating expenses		180,644	27,719	253,335	50,141

Loss from operations		(214,628)	(977)	(245,334)	(5,217)

Share of loss on equity investments	13	(4,363)	(170)	(6,932)	(170)
Other income (expense), net	19	(111,339)	241	(171,765)	(3,360)
Other income (expense)		(115,702)	71	(178,697)	(3,530)

Loss before income taxes		(330,330)	(906)	(424,031)	(8,747)

Income tax (expense) recovery		(284)	(707)	2,439	(2,040)

Net loss		$(330,614)	$(1,613)	$(421,592)	$(10,787)

Net loss attributable to:
Canopy Growth Corporation		$(337,136)	$(1,338)	$(417,413)	$(10,392)
Non-controlling interests		6,522	(275)	(4,179)	(395)
		$(330,614)	$(1,613)	$(421,592)	$(10,787)

Earnings per share
Net loss per share, basic:	21	$(1.52)	$(0.01)	$(1.98)	$(0.07)
Weighted average number of outstanding common shares, basic:		221,725,511	167,226,218	210,972,889	165,550,073

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
UNAUDITED		Three months ended		Six months ended
		September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000's)	Notes	2018	2017	2018	2017

Net loss		$(330,614)	$(1,613)	$(421,592)	$(10,787)

Fair value changes on equity instruments at FVOCI	14	(3,427)	807	7,730	(8,479)
Fair value changes of own credit risk of financial liabilities designated at FVTPL	16(a)	(65,610)	-	(75,030)	-
Exchange differences on translating foreign operations		(3,386)	(41)	(4,706)	365
Income tax		(719)	(107)	(949)	1,124
		(73,142)	659	(72,955)	(6,990)

Comprehensive loss		$(403,756)	$(954)	$(494,547)	$(17,777)

Comprehensive loss attributable to:
Canopy Growth Corporation		$(411,158)	$(679)	$(498,321)	$(17,382)
Non-controlling interests		7,402	(275)	3,774	(395)
		$(403,756)	$(954)	$(494,547)	$(17,777)

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
UNAUDITED				Other reserves			Accumulated other comprehensive income
(Expressed in CDN $000's except share amounts)	Note	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes, net of tax	Deficit	Non-controlling interests	Shareholders' equity

Balance at March 31, 2017		162,187,262	$621,541	$23,415	$-	$-	$198	$15,900	$(21,296)	$(32)	$639,726
Issuance of shares from acquisitions		1,671,196	28,263	845	1,303	-	-	-	-	-	30,411
Exercise of ESOP stock options		728,776	2,413	(836)	-	-	-	-	-	-	1,577
Other share issuances		21,959	234	(234)	-	-	-	-	-	-	-
Share-based compensation		-	-	3,563	-	-	-	-	-	-	3,563
Non-controlling interest arising from Canopy Rivers financing net of share issue costs of $1,425		-	-	-	-	120	-	-	-	35,135	35,255
Additional non-controlling interest relating to share-based payment		-	-	-	-	-	-	-	-	395	395
Net loss		-	-	-	-	-	-	-	(9,054)	(120)	(9,174)
Other comprehensive income		-	-	-	-	-	406	(8,055)	-	-	(7,649)
Balance at June 30, 2017		164,609,193	$652,451	$26,753	$1,303	$120	$604	$7,845	$(30,350)	$35,378	$694,104

Equity financings and private placements		3,105,590	24,902	-	-	-	-	-	-	-	24,902
Issuance of shares from acquisitions		111,669	994	-	-	-	-	-	-	-	994
Exercise of warrants		143,219	527	-	-	-	-	-	-	-	527
Exercise of ESOP stock options		667,603	4,100	(2,176)	-	-	-	-	-	-	1,924
Other share issuances		133,325	1,178	(175)	-	-	-	-	-	-	1,003
Share-based compensation		-	-	6,399	-	-	-	-	-	-	6,399
Non-controlling interest arising from Canopy Rivers		-	-	-	-	-	-	-	-	(143)	(143)
Additional non-controlling interest relating to share-based payment		-	-	-	-	-	-	-	-	878	878
Non-controlling interest arising from acquisitions and ownership changes		-	-	-	-	-	-	-	-	1,939	1,939
Net loss		-	-	-	-	-	-	-	(1,338)	(275)	(1,613)
Other comprehensive income		-	-	-	-	-	(41)	700	-	-	659
Balance at September 30, 2017		168,770,599	$684,152	$30,801	$1,303	$120	$563	$8,545	$(31,688)	$37,777	$731,573

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
UNAUDITED				Other reserves			Accumulated other comprehensive income
(Expressed in CDN $000's except share amounts)	Note	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes, net of tax	Deficit	Non-controlling interests	Shareholders' equity
Balance at March 31, 2018		199,320,981	$1,076,838	$57,982	$70,455	$(1,019)	$608	$45,558	$(91,649)	$84,465	$1,243,238
Issuance of shares from acquisitions	18(a)(ii)	717,097	26,202	694	-	-	-	-	-	-	26,896
Exercise of warrants	18(a)(iv)	35,110	322	-	(189)	-	-	-	-	-	133
Exercise of ESOP stock options	18(b)	637,187	9,414	(4,318)	-	-	-	-	-	-	5,096
Other share issuances	18(a)(iii)	609,741	11,991	(3,310)	-	-	-	-	-	-	8,681
Share-based compensation	18(b)	-	-	23,521	-	-	-	-	-	-	23,521
Issuance of restricted share units	18(b)	-	-	2,247	-	-	-	-	-	-	2,247
Other share issue costs		-	(282)	-	-	-	-	-	-	-	(282)
Ownership change arising from changes in non-controlling interest	12	-	-	-	-	(499)	-	-	-	1,040	541
Additional non-controlling interest related to share based payments	12	-	-	-	-	-	-	-	-	5,183	5,183
Net loss		-	-	-	-	-	-	-	(80,277)	(10,701)	(90,978)
Other comprehensive income		-	-	-	-	-	(1,320)	(5,566)	-	7,073	187
Balance at June 30, 2018		201,320,116	$1,124,485	$76,816	$70,266	$(1,518)	$(712)	$39,992	$(171,926)	$87,060	$1,224,463

Issuance of shares from acquisitions	18(a)(ii)	12,301,770	687,466	-	-	-	-	-	-	-	687,466
Exercise of ESOP stock options	18(b)	3,207,004	42,255	(22,458)	-	-	-	-	-	-	19,797
Other share issuances	18(a)(iii)	1,774,245	40,714	(35,963)	-	-	-	-	-	-	4,751
Share-based compensation	18(b)	-	-	89,381	-	-	-	-	-	-	89,381
Issuance of shares on vesting of RSUs	18(b)	52,871	2,191	(2,191)	-	-	-	-	-	-	-
Other share issue costs		-	(1,266)	-	-	-	-	-	-	-	(1,266)
Replacement options for Hiku and CHI		-	-	21,737	-	-	-	-	-	-	21,737
Replacement warrants for Hiku		-	-	-	30,611	-	-	-	-	-	30,611
Equity component of Hiku convertible debt		-	-	949	-	-	-	-	-	-	949
Acquisition of BC Tweed NCI - net of share issue costs $250	9(b)	5,091,523	201,883	265,253	-	(422,786)	-	-	-	-	44,350
Ownership change arising from Spectrum Cannabis Chile purchase of NCI		-	-	-	-	(1,327)	-	-	-	331	(996)
Ownership change arising from changes in non-controlling interest	12	-	-	-	-	(3)	-	-	-	3	-
NCI arising from Canopy Rivers financing - net of share issue costs $3,371	11,12	-	-	-	-	9,138	-	-	-	77,916	87,054
Additional non-controlling interest related to share based payments	12	-	-	-	-	-	-	-	-	7,769	7,769
Rivers warrants reclassed from Liability to Equity	13(i)	-	-	-	-	-	-	-	-	28,512	28,512
Net loss		-	-	-	-	-	-	-	(337,136)	6,522	(330,614)
Other comprehensive income		-	-	-	-	-	(3,386)	(70,636)	-	880	(73,142)
Balance at September 30, 2018		223,747,529	$2,097,728	$393,524	$100,877	$(416,496)	$(4,098)	$(30,644)	$(509,062)	$208,993	$1,840,822

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
UNAUDITED		September 30,	September 30,
(Expressed in CDN $000's)	Notes	2018	2017
			(Restated - see note 3)
Net inflow (outflow) of cash related to the following activities:

Operating
Net loss		$(421,592)	$(10,787)
Adjustments for:
Depreciation of property, plant and equipment		10,446	4,036
Amortization of intangible assets		5,236	6,312
Share of loss on equity investments		6,932	170
Fair value changes in biological assets included in inventory sold and other charges		77,884	23,632
Unrealized gain on changes in fair value of biological assets		(68,233)	(50,376)
Share-based compensation	18	130,596	11,234
Loss on disposal of property, plant and equipment and intangible assets		1,840	168
Other assets	7	(18,810)	-
Other income and expense	19	169,269	3,354
Income tax (recovery) expense		(2,439)	2,040
Non-cash interest and FX impact on assets		(410)	-
Changes in non-cash operating working capital items	23	(88,855)	(12,655)

Net cash used in operating activities		(198,136)	(22,872)

Investing
Purchases and deposits of property, plant and equipment and assets in process		(293,179)	(25,526)
Purchases of intangible assets and intangibles in process		(6,340)	(282)
Proceeds on disposals of property and equipment		-	75
Purchases of restricted investments		(2,829)	(118)
Proceeds on assets classified as held for sale		-	7,000
Investments in associates		(42,439)	(5,937)
Investments in other financial assets		(29,695)	(8,712)
Net cash outflow on acquisition of BC Tweed NCI	9(b)	(1,000)	-
Net cash outflow on acquisition of Spectrum Chile NCI		(999)	-
Net cash inflow (outflow) on acquisition of subsidiaries	9(a)	427	(359)

Net cash used in investing activities		(376,054)	(33,859)

Financing
Payment of share issue costs		(6,819)	(179)
Proceeds from issuance of common shares		-	25,000
Proceeds from issuance of shares by Canopy Rivers		91,218	35,113
Proceeds from exercise of stock options		13,626	3,435
Proceeds from exercise of warrants		133	527
Issuance of long-term debt	16(a)	600,000	-
Payment of long-term debt issue costs		(16,380)	-
Repayment of finance lease obligations		(104)	-
Repayment of long-term debt		(643)	(754)
Net cash provided by financing activities		681,031	63,142

Net cash inflow		106,841	6,411
Cash and cash equivalents, beginning of period		322,560	101,800

Cash and cash equivalents, end of period		$429,401	$108,211

Refer to Note 23 for supplementary cash flow information

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

1.	Description of business

Canopy Growth Corporation (“Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED” and as of May 24, 2018 on the NYSE, under the trading symbol “CGC”.

The condensed interim consolidated financial statements (“interim financial statements”) as at and for the three and six months ended September 30, 2018, and 2017, include Canopy Growth and its subsidiaries (together referred to as “the Company”) and the Company’s interest in other entities.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018.   On October 17, 2018, the ACMPR was superseded by The Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is also expanding to jurisdictions outside of Canada where federally lawful and regulated including subsidiaries which operate in Europe, Latin America and the Caribbean. Through its partially owned subsidiary Canopy Rivers Corporation (“Canopy Rivers”), the Company also provides growth capital and a strategic support platform that pursues investment opportunities in the global cannabis sector, where federally lawful.

2.	Basis of presentation

Statement of compliance

The interim financial statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting, except as described in Note 3 to the interim financial statements, the Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended March 31, 2018.  The interim financial statements should be read in conjunction with the annual financial statements of the Company for the year ended March 31, 2018, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

These interim financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on November 13, 2018.

Basis of measurement

These interim financial statements have been prepared in Canadian dollars on a historical cost basis except for biological assets and certain financial assets and liabilities which are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether the price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.

Further information on fair value measurements is available in Notes 5 and 24.

Classification of expenses

The expenses within the condensed interim consolidated statements of operations (“statements of operations”) and comprehensive loss (“statements of comprehensive loss”) are presented by function. Refer to Note 20 for details of expenses by nature.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

3.	CHANGES IN Accounting policies and new ACCOUNTING STANDARDS AND INTERPRETATIONS

(a) Change in accounting policies

Effective April 1, 2018, the Company has changed its accounting policy with respect to production and fulfillment related depreciation. Prior to this change the Company expensed all depreciation and amortization costs as operating expenses. The Company now capitalizes production related depreciation and amortization to biological assets and inventory and expenses this depreciation to costs of goods sold as inventory is sold. In addition, depreciation and amortization associated with shipping and fulfillment will be recorded to cost of goods sold as incurred. Previously this depreciation and amortization was grouped with other depreciation and amortization on the statements of operations. The Company believes that the revised policy and presentation provides more relevant financial information to users of the financial statements.

The Company’s amended policy is as follows:

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Cost to sell includes post-harvest production, shipping and fulfillment costs. The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations of the related period. Seeds are measured at fair value.

Inventories

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the weighted average cost basis.

The line item “Inventory production costs expensed to cost of sales” in the statements of operations is comprised of the cost of inventories expensed in the period and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and shipping and fulfillment related depreciation.

The change in accounting policy has been applied retrospectively. The Company has restated the comparative figures in the statements of operations and the condensed interim consolidated statements of cash flows (“statements of cash flows”). The following tables summarize the effects of the change described above.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

Line item on the statements of operations:

	As previously		As
For the three months ended September 30, 2017	reported	Adjustment	restated
Revenue	17,569	-	17,569
Inventory production costs expensed to cost of sales	7,487	614	8,101
Gross margin before the undernoted	10,082	(614)	9,468

Fair value changes in biological assets included in inventory sold and other inventory charges	11,647	1,201	12,848
Unrealized gain on changes in fair value of biological assets	(30,315)	193	(30,122)
Gross margin	28,750	(2,008)	26,742

Depreciation and Amortization	5,291	(2,008)	3,283

	As previously		As
For the six months ended September 30, 2017	reported	Adjustment	restated
Revenue	33,442	-	33,442
Inventory production costs expensed to cost of sales	14,335	927	15,262
Gross margin before the undernoted	19,107	(927)	18,180

Fair value changes in biological assets included in inventory sold and other inventory charges	22,647	985	23,632
Unrealized gain on changes in fair value of biological assets	(51,985)	1,609	(50,376)
Gross margin	48,445	(3,521)	44,924

Depreciation and Amortization	10,348	(3,521)	6,827

Line item on statements of cash flows:

	As previously		As
For the six months ended September 30, 2017	reported	Adjustment	restated
Operating
Fair value changes in biological assets included in inventory sold and other inventory charges	22,647	985	23,632
Unrealized gain on changes in fair value of biological assets	(51,985)	1,609	(50,376)
Changes in non-cash operating working capital items	(10,061)	(2,594)	(12,655)

(b) New or amended standards effective April 1, 2018

The Company has adopted the following new or amended IFRS standards for the interim and annual period beginning on April 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis to medical customers for a fixed price is recognized when the Company transfers control of the good to the customer upon delivery.

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the IASB on July 24, 2014 and replaced IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified in a similar manner as under IAS 39.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss [“FVTPL”], transaction costs. Financial assets are subsequently measured at:

i)	FVTPL;
ii)	amortized cost;
iii)	debt measured at fair value through other comprehensive income [“FVOCI”];
iv)	equity investments designated at FVOCI; or
v)	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” [the “SPPI test”] as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The Company has elected to measure investments in equity instruments of AusCann, JWC, HydRx, Vapium, Good Leaf, Solo Growth and LiveWell which are included in Other financial assets on the Condensed Interim Consolidated Statements of Financial Position (“statements of financial position”), at FVOCI on transition or initial recognition as these investments are long-term and strategic in nature, and net changes in fair value are more suited to be presented in other comprehensive income.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of April 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9, other than convertible debentures, are initially measured at fair value and subsequently measured at amortized cost. The convertible debenture issued by the Company in June 2018 has been designated at FVTPL upon initial recognition as permitted by IFRS 9 as the debenture contains multiple embedded derivatives.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivables	Loans and receivables	Amortized cost
Interest receivable	Loans and receivables	Amortized cost
Restricted investments	Loans and receivables	Amortized cost
Other financial assets	Available for sale, loans and receivables and FVTPL	FVOCI and FVTPL
Accounts payable and accrued liabilities	Other liabilities	Other liabilities
Long-term debt	Other liabilities	Other liabilities
Convertible debentures	Not applicable	FVTPL
BC Tweed and Vert Mirabel put liability	FVTPL	FVTPL
Acquisition consideration related liabilities	FVTPL	FVTPL

The Company’s investments in James E. Wagner Cultivation Ltd (“JWC”) royalty interest, Agripharm Corporation (“Agripharm”) royalty interest and Radicle Medical Marijuana Inc. (“Radicle”) repayable debenture (Note 14) were classified as loans and receivables and measured at amortized cost under IAS 39. Under IFRS 9, these investments are classified and measured at FVTPL as these investments fail the SPPI test. The change in classification of these investments did not impact the carrying amounts of these investments on the transition date.

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss [“ECL”] model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at April 1, 2018.

(c) New and revised IFRS in issue but not yet effective

IFRS 16 Leases (“IFRS 16”)

IFRS 16 was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for the Company for its annual period ending March 31, 2020 with early adoption permitted. The Company is continuing to assess the impact of this new standard on its financial position and financial performance.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

4.	amounts receivable

Amounts receivable was comprised of:

	September 30,	March 31,
	2018	2018

Accounts receivable	$6,368	$5,863
Indirect tax receivable	24,250	15,262
Interest receivable	796	300
Other receivable	14,393	-

Total amounts receivable	$45,807	$21,425

Other receivables includes $11,267 owed to the Company by a service provider in connection with the exercise of options under the Employee Stock Option Plan.

5.	Biological assets

The Company’s biological assets consists of seeds and cannabis plants. The continuity of biological assets for the six months ended September 30, 2018 and the year ended March 31, 2018 was as follows:

	September 30,	March 31,
	2018	2018

Balance, beginning of period	$16,348	$14,725
Purchases (use) of seeds	(7)	271
Acquisition / (disposal) of biological assets due to acquisition / disposal of consolidated entity	184	(1,430)
Unrealized gain on changes in fair value of biological assets	68,233	100,302
Increase in biological assets due to capitalized costs	44,163	17,309
Net write-off of biological assets	(15,703)	-
Transferred to inventory upon harvest	(92,498)	(114,829)

Balance, end of period	$20,720	$16,348

Biological assets are valued in accordance with IAS 41 and are presented at their fair values less costs to sell up to the point of harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on future selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. Stage of growth is determined by reference to costs incurred to date as a percentage of total expected costs from inception to harvest. As at September 30, 2018, on average, the biological assets were 25% complete as to the next expected harvest date, compared to a 12% average stage of completion as at March 31, 2018.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The significant unobservable inputs and their range of values are noted in the table below:

Unobservable Inputs	Range	Sensitivity
Estimated Yield per Plant – varies by strain and is obtained through historical growing results (trailing 6-months moving average) or grower estimate if historical results are not available.	15 grams/plant to 478 grams/plant	A slight increase in the estimated yield per plant would result in a significant increase in fair value, and vice versa.
Listed Selling Price of Dry Cannabis – varies by strain and is obtained through listed selling prices or estimated future selling prices if historical results are not available.	$4.80 to $12/gram	A slight increase in the estimated selling price per strain would result in a significant increase in fair value, and vice versa.

6.	Inventory

Inventory was comprised of the following items:

	September 30,	March 31,
	2018	2018
Dry Cannabis
Finished goods	$14,971	$14,114
Work-in-process	80,162	51,309
	95,133	65,423
Cannabis Oils
Finished goods	31,109	9,624
Work-in-process	5,197	20,574
	36,306	30,198

Capsules - Finished goods	9,912	2,705
Seeds - Finished goods	66	63
	9,978	2,768

	141,417	98,389
Product for resale (vaporizers and other)	460	571
Supplies and consumables	8,529	2,647

	$150,406	$101,607

Inventories expensed during the three and six months ended September 30, 2018, was $57,846 and $90,090, respectively (three and six months ended September 30, 2017 - $17,154 and $33,242, respectively). Included in other charges is a net realizable value adjustment for anticipated price changes and a net write-off of biological assets.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

7.	PREPAID EXPENSES AND OTHER ASSETS AND OTHER LONG-TERM ASSETS

(a) Prepaid expenses and other assets

The Company’s prepaid expenses and other assets consists of the following:

	September 30,	March 31,
	2018	2018
Prepaid expenses	$25,348	$7,358
Deposits	18,762	842
Prepaid packaging and merchandise	8,497	8,774
Restricted short-term investments	3,493	664
Other	433	2,199

	$56,533	$19,837

On July 1, 2018, the Company entered into an exclusive processing agreement with a corporation that specializes in the extraction, refinement and formulation of oils.   Processing will commence once the equipment has been converted and the appropriate license is received.  During the quarter ended September 30, 2018, the Company advanced approximately $8,101 under the terms of the processing agreement which has been recorded as a prepaid expense. The Company also advanced cash of $6,000 in exchange for an option to purchase all of the corporation’s assets. The option is exercisable for a fourteen-month period beginning July 1, 2018 and on exercise will be deducted from the purchase price of the assets.  At September 30, 2018 the price of the option has been recorded as a deposit.

(b) Other long-term assets

The Company’s other long-term assets consists of the following:

	September 30,	March 31,
	2018	2018
Property, plant, and equipment deposits	$5,677	$6,487
Purchase option on production facility	8,739	-
Prepaid royalty	7,408	-
Prepaid rent	3,190	-
Other	1,762	1,853

	$26,776	$8,340

On May 4, 2018, the Company entered into an agreement to lease a production facility in Newfoundland, that is expected to commence in February 2019. The annual lease payments are $4,988 plus operating costs. The Company also has the option to purchase the production facility from the lessor beginning five years after the commencement date of the lease. The Company paid $8,739 for this purchase option by way of the issuance of 332,009 shares on May 11, 2018. As part of the arrangement, the Company provided an interest free construction loan of $10,000 to the lessor which is to be repaid the earlier of the lessor obtaining construction financing and the Company’s purchase of the production facility under the purchase option noted above. The Company expects that the loan will be outstanding until the Company exercises the purchase option. The fair value of the loan on initial recognition was $6,810 based on a market interest rate of 6.7% and an expected term of 69 months. The difference of $3,190 has been recognized as prepaid rent and has been included in other long-term assets in the statements of financial position along with the $8,739 related to the purchase option.

On September 4, 2018, the Company entered into an exclusive supply arrangement with Centric Health Corporation (“CHC”).  Under the arrangement, Canopy advanced $7,000 to CHC in exchange for reduced royalties and 850,000 warrants for common shares of CHC.   The warrants have an exercise price of $0.25, vest on September 4, 2020 and expire on September 4, 2022.  Management has estimated the fair value of the warrants at inception to be $92 and the difference of $6,908 has been recorded as a prepaid royalty.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

8.	Property, plant and equipment

A continuity of property, plant and equipment for the six months ended September 30, 2018 is as follows:

COST
	Balance at		Additions	Transfers/	Balance at
	April 1,		from	disposals/	September 30,
	2018	Additions	acquisitions	exchange differences	2018
Computer equipment	$6,241	$6,987	$97	$2,092	$15,417
Office/lab equipment	1,720	717	329	340	3,106
Furniture and fixtures	1,381	2,289	206	303	4,179
Production equipment	28,764	67,949	608	12,366	109,687
Leasehold improvements	22,482	19,416	923	1,078	43,899
Building and improvements	67,513	37,362	2,090	32,443	139,408
Greenhouse and improvements	4,095	3,301	-	21,388	28,784
Land and improvements	8,470	2,060	6,774	1,825	19,129
Warehouse equipment	167	8,931	-	121	9,219
Assets in process	176,998	200,160	10,087	(74,048)	313,197
Total	$317,831	$349,172	$21,114	$(2,092)	$686,025

ACCUMULATED DEPRECIATION
	Balance at		Transfers/	Balance at
	April 1,		disposals/	September 30,
	2018	Depreciation	exchange differences	2018
Computer equipment	$1,900	$1,238	$(1)	$3,137
Office/lab equipment	479	269	65	813
Furniture and fixtures	218	226	-	444
Production equipment	2,730	4,397	(94)	7,033
Leasehold improvements	3,452	1,411	58	4,921
Building and improvements	4,821	2,578	-	7,399
Greenhouse and improvements	513	138	-	651
Land and improvements	30	10	-	40
Warehouse equipment	6	179	-	185
Total	14,149	10,446	28	24,623
Net book value	$303,682			$661,402

During the six months ended September 30, 2018, the assets in process additions were $200,160 of which $92,789, $34,362, and $26,410 related to the expansion or growing operations at Smiths Falls Ontario, both BC locations, and Fredericton New Brunswick, respectively. The remaining $46,599 was for ongoing projects at the Company’s other subsidiaries.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

9.	acquistions

a) Acquisitions of Consolidated Entities

The following table summarizes the balance sheet impact on the acquisition date of the Company’s business combinations that occurred in the period ended September 30, 2018:

		Spectrum
	DCL	Colombia	CHI	Hiku	Other
	(i)	(ii)	(iii)	(iv)	(v)
Cash and cash equivalents	$496	$3	$8,369	$4,089	$(37)
Amounts receivable	-	-	144	2,996	-
Subscription receivable	-	-			-
Inventory and Biological Assets	-	-		1,772	-
Prepaids and other assets	-	13	33	1,559	83
Property, plant and equipment	-	5,145	121	16,820	-
Investments		-	8,563	1,204
Goodwill	25,973	46,269	152,639	578,162	1,538
Accounts payable and accrued liabilities	(573)	(53)	(954)	(3,691)	(16)
Debt and Other Liabilities		(5,258)		(1,954)
Net assets	25,896	46,119	168,915	600,957	1,568
Non-controlling interests	-	-	-	-	-
Net assets acquired	$25,896	$46,119	$168,915	$600,957	$1,568

Consideration paid in cash	$500	$-	$-	$11,994	$-
Consideration paid in shares	24,702	46,119	98,034	543,866	1,568
Gain on fair value of previously held equity interest	-	-	62,682	-
Replacement Options	-	-	8,199	13,537
Replacement Warrants	-	-	-	30,611
Future cash consideration	-	-	-	-	-
Other consideration	-	-	-	949	-
Contingent consideration	694	-	-	-	-
Total consideration	$25,896	$46,119	$168,915	$600,957	$1,568

Consideration paid in cash	$500	$-	$-	$11,994	$-
Less: Cash and cash equivalents acquired	(496)	(3)	(8,369)	(4,089)	37
Net cash outflow	$4	$(3)	$(8,369)	$7,905	$37

Acquisition-related costs expensed	$28	$330	$412	$1,988	$63

Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

The accounting for these acquisitions has been provisionally determined at September 30, 2018. The fair value of net assets acquired and total consideration have been determined provisionally and subject to adjustment. Upon completion of a comprehensive valuation and finalization of the purchase price allocation, goodwill may be adjusted retrospectively to the acquisition date in future reporting periods

(i) DaddyCann Lesotho PTY Ltd.

On May 30, 2018, the Company purchased 100% of the issued and outstanding shares of DaddyCann Lesotho PTY Ltd. (“DCL”). Based in the Kingdom of Lesotho, DCL holds a license to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin.

On closing, 666,362 common shares were issued to former shareholders of DCL at a price of $37.07 for consideration of $24,702. An additional 33,318 common shares will be issued on the achievement of a licensing milestone. These shares have been accounted for as equity classified contingent consideration. Management assessed the probability and timing of achievement and then discounted to present value using

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

a put option pricing model in order to derive a fair value of the contingent consideration of $694. There was also the effective settlement of a note receivable of $500, which was advanced in cash by the Company prior to closing, for total consideration of $25,896.

An additional 299,863 common shares will be issued to the former shareholders of DCL contingent on the performance of future services and the achievement of certain operational milestones. These are being accounted for as share-based compensation expense. The fair value on the grant date of May 30, 2018 of $11,116 will be amortized over the expected vesting period.

For the three and six month period ended September 30, 2018, DCL contributed a loss of $302 and $367, respectively.

(ii) Colombian Cannabis S.A.S.

On July 5, 2018 through Canopy LATAM Corporation (“Canopy LATAM”), the Company acquired Spectrum Cannabis Colombia S.A.S. (“Spectrum Colombia”), which previously operated as Colombian Cannabis S.A.S.  The consideration for the transaction was 1,193,237 common shares with a fair value of $46,119 based on the Company’s share price on the closing date.

On July 5, 2018, in conjunction with the acquisition of Spectrum Colombia the Company acquired all the outstanding shares of Canindica Capital Ltd (“Canindica”) in exchange for 595,184 common shares.   Canindica was controlled by the Canopy LATAM Regional Managing Director. Canindica does not meet the definition of a business and the fair value of the consideration paid of $23,004 has been recorded as compensation expense.

Upon the achievement of future cultivation and sales milestones, the Company will issue up to 2,098,304 additional common shares of the Company to the former shareholders of Spectrum Colombia and shares to a value of $42,623 to the former shareholders of Canindica. If Canindica fails to meet certain of these milestones, Canindica will pay USD $10,000 to the Company. This obligation is secured by a note receivable from Canindica. Additionally, if all of these milestones are met prior to July 4, 2023, the Company will issue, to the previous shareholders of Spectrum Colombia and Canindica, the number of Company shares equal to four percent and six percent, respectively, of the fair market value of Canopy LATAM. The milestone shares are being provided in exchange for services and are being accounted for as share-based compensation expense.   Management has estimated the grant date fair value of all these milestone shares to be $106,377 which will be expensed rateably over the estimated vesting periods.

Had the business combination with Spectrum Colombia been effected at April 1, 2018, management estimates that the revenue and the net loss after incomes tax contributed by Colombia would have been immaterial for the six month period ended September 30, 2018.

(iii) Canopy Health Innovations

Canopy Health Innovations Inc. (“CHI”) is a cannabis research innovator. On August 3, 2018, the Company acquired all of its unowned interest in CHI to increase its total ownership to 100% of CHI’s issued and outstanding shares. Immediately preceding the acquisition, CHI amalgamated with its wholly-owned subsidiary, Canopy Animal Health (“CAH”), creating one amalgamated corporation which continued as CHI. In addition, the vesting of certain CHI and CAH options was accelerated and certain options were exercised.  Following this transaction, the Company will control CHI and CHI will be accounted for as a wholly-owned subsidiary.  CHI shares and options were exchanged at a ratio of 0.379014 CHI shares to 1 Canopy Growth share or replacement option, resulting in 2,591,369 common shares, 568,008 replacement options and 485,572 common shares of which 217,859 are subject to certain trading restrictions (“compensation shares”) being issued. These shares and replacement options included 278,230 shares and 154,208 replacement options that were issued to key management personnel of the Company that were shareholders and option holders in CHI.

The fair value of the common shares issued totaled $98,034 which is comprised of $87,717 calculated as the 2,591,369 common shares issued at the Company’s share price on the date of the transaction and $10,317 which reflects the fair value of the compensation shares issued, calculated using a Black-Scholes model. The fair value of the replacement options was determined using a Black-Scholes model and the total fair value has been allocated to the consideration paid for CHI only to the extent that it related to pre-combination services. As a result, $8,199 of the total fair value has been allocated to the consideration paid to acquire CHI as it related to pre-combination vesting service and $11,714 of the fair value will be recognized as share-based

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

compensation expense rateably over the post-combination vesting period (see Note 18(b) for details on the share-based compensation expense).

Prior to this acquisition, the Company’s 43% participating share was accounted for using the equity method, as an investment in an associate. The acquisition of the 57% interest is accounted for as a business combination achieved in stages under IFRS 3 Business Combinations. The Company remeasured its 43% interest to fair value and recognized a gain of $62,682 which reflects the difference between the carrying value of NIL and the implied fair value $62,682.   The fair value was estimated to be the transaction price less an estimated control premium of 5%.

Had the business combination been effected at April 1, 2018, management estimates that the revenue of the Company be unchanged and the net loss after income taxes of the Company would have increased by $3,124 for the six month period ended September 30, 2018.

(iv) Hiku Brands Company Ltd

On September 5, 2018, the Company purchased 100% of the issued and outstanding shares of Hiku Brands Company Ltd (“Hiku”).  Hiku is federally licensed to cultivate and sell cannabis through its wholly-owned subsidiary DOJA Cannabis Ltd. Hiku also operates a network of retail stores selling coffee, clothing and curated accessories, across British Columbia, Alberta and Ontario. Hiku shares, options and warrants were exchanged at a ratio of 0.046 Hiku shares to 1 Canopy Growth share, replacement option, or warrant.

On the acquisition date Hiku had convertible debentures outstanding with a principal amount of $618 which were convertible into 498,387 Hiku common shares.  As a result of the acquisition the conversion feature was adjusted in accordance with the above exchange ratio.  The fair value of these debentures on September 5, 2018 was estimated to be $1,570 which was allocated $949 to the conversion feature and $621 to the debt component.

Prior to closing the Company advanced cash of $10,000 to Hiku pursuant to a promissory note.   The funds were used to pay the termination fee owed by Hiku in connection with a previously announced transaction.

On closing the Company issued 7,943,123 common shares with a fair value of $543,866, based on the Company’s share price on the date of the transaction, cash consideration of $1,994, 920,452 replacement warrants and 291,629 replacement options.  The fair value of the replacement warrants was estimated to be $30,611 using a Black-Scholes model.  The replacement options’ fair value totaled $17,693, calculated using a Black-Scholes model, whereby $13,537 has been included as consideration paid as it related to pre-combination services and the residual $4,156 fair value will be recognized as stock compensation expense rateably over the post-combination vesting period.  Other consideration also includes $949 related to the convertible debenture and the effective settlement of the promissory note of $10,000.

Had the business combination been effected at April 1, 2018, management estimates that the revenue of the Company would have been $670 higher and the net loss after income taxes of the Company have increased by $15,531 for the six month period ended September 30, 2018.

(v) Other fiscal 2019 acquisitions

On April 16, 2018 the Company acquired 100% of Annabis Medical s.r.o. a company that imports and distributes cannabis products pursuant to federal Czech licenses. Under the terms of the agreement the Company issued 50,735 common shares on closing for total consideration of $1,568. An additional 34,758 common shares will be issued contingent on future services and the achievement of certain milestones. These shares are being accounted for as share based compensation and being amortized over the expected vesting period.

b) Acquisition of non-controlling shareholder’s interest in BC Tweed

During the second quarter of 2018, the Company revised its previous conclusion that BC Tweed Joint Venture Inc. (“BC Tweed”) was subject to joint control.  The Company has concluded that based on the shareholders’ agreement and the contractual terms of the offtake agreement that the significant relevant activities are unilaterally controlled by the Company.  Since the Company had previously recognized the assets, liabilities, revenues and expenses of BC Tweed based on its proportionate share of BC Tweed’s output, being 100%, the conclusion that BC Tweed should have been a consolidated subsidiary had no significant impact on the Company’s previously issued interim or annual financial statements.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

On July 5, 2018, the Company acquired the non-controlling shareholder’s (the “Partner’s”) 33% interest in BC Tweed (the “Transaction”) for total consideration of $495,386. Consideration included $1,000 in cash and 13,293,969 shares of the Company of which 5,091,523 shares were released on closing and the remaining 8,202,446 shares were placed in escrow. The shares placed in escrow will be released over a period of up to three years, with the exact timing of release dependent on the occurrence of specified events. The 5,091,523 shares issued on close were recorded at an issue price of $39.70 per share for consideration of $202,133. The fair value of the shares held in escrow was estimated to be $265,253 using a put option pricing model discounted to reflect management’s best estimate of the expected dates of release. On closing of the Transaction, the call option held by BC Tweed on the limited partnership units of the limited partnerships which hold the greenhouses and related property was amended to effectively increase the call option price by $27,000. Management has determined that this increase in the call option price represents additional consideration for the Partner’s interest.

On closing of the Transaction, the Company also amended the terms of a share-based compensation arrangement with the Partner to accelerate the vesting of 155,158 shares previously issued to the Partner, and to cancel the remaining tranches of the compensation arrangement.  As a result, the unamortized balance of the grant date fair value of the shared-based compensation of $954 was expensed in the quarter ended September 30, 2018.

Under the terms of the original BC Tweed Shareholders’ Agreement, the Partner had the option to sell its interest in BC Tweed, in whole or in part, to the Company. This put option was accounted for as a liability of the Company, measured at fair value.  The excess of the consideration paid for the Partner’s 33% interest over the fair value of the put liability on the transaction date of $72,600 was recognized as a $422,786 charge to Equity.

In conjunction with the acquisition of the Partner’s interest the Company received an option to acquire the limited partnership units of another limited partnership currently owned by the Partner that holds greenhouse infrastructure in California.  The option is exercisable for a purchase price that is the greater of USD $92,000 and the maximum of $190,000 plus the undepreciated book value of the net assets of the partnership on the closing date. The option is exercisable 90 days after the date of US Federal legalization of the growth, cultivation, production and sale of cannabis for medical purposes.  The option expires on the earlier of 90 days after the date of US Federal legalization of the growth, cultivation, production and sale of cannabis for medical purposes and July 5, 2023. The option is a derivative instrument that will be measured initially and subsequently at fair value. Given that the growth, cultivation, production and sale of cannabis is not currently federally legal in the US and there can be no assurance that it will be legal, Management has estimated that this instrument has a nominal value both at inception and at September 30, 2018.

10.	Intangible assets and goodwill

A continuity of the intangible assets for the six months ended September 30, 2018 is as follows:

COST
	Balance at		Additions			Balance at
	April 1,		from	Disposals/	Exchange	September 30,
	2018	Additions	acquisitions	adjustments	differences	2018
Health Canada licenses	$64,600	$-	$-	$-	$-	$64,600
Distribution channel	38,900	-	-	-	-	38,900
Brand	6,042	1	484	-	-	6,527
Import license	841	1,467	26	-	16	2,350
Software	1,455	1,543	-	-	3	3,001
Domain name	54	205	194	-	-	453
Product rights		-	229	-	-	229
Intangibles in process	2,144	2,774	39	-	-	4,957
Internally generated intangibles in process	326	601	-	-	-	927
Total	$114,362	$6,591	$972	$-	$19	$121,944

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

ACCUMULATED AMORTIZATION
	Balance at				Balance at
	April 1,		Disposals/	Exchange	September 30,
	2018	Amortization	adjustments	differences	2018
Health Canada licenses	$2,624	$954	$-	$-	$3,578
Distribution channel	9,077	3,890	-	-	12,967
Brand	-	12	-	-	12
Import license	219	152	-	4	375
Software	863	223	-	1	1,087
Domain name	53	2	-	-	55
Product rights	-	3	-	-	3
Total	12,836	5,236	-	5	18,077
Net book value	$101,526				$103,867

A continuity of goodwill for the six months ended September 30, 2018 is as follows:

As at April 1, 2018	$314,923
Additions from acquisitions of subsidiaries	804,581
Exchange differences	(5,346)
As at September 30, 2018	$1,114,158

The product rights are contained in the licensing and distribution agreement (“Licensing Agreement”) between Bedrocan Canada Inc. (“Bedrocan Canada”), a wholly owned subsidiary of the Company and Bedrocan International BV (“Bedrocan International”). On July 14, 2017, Bedrocan Canada commenced arbitration proceedings against Bedrocan International seeking performance of Bedrocan International’s contractual obligations under the Licensing Agreement. During the fourth quarter of fiscal 2018 the Company initiated settlement negotiations with Bedrocan International which would include the orderly termination of the Licensing Agreement. As a result of these developments, management estimated that the recoverable amount for these product rights would be minimal, and an impairment loss of $28,000 was recognized in the year ended March 31, 2018. Following this impairment, the carrying amount of these product rights was nil.

On June 11, 2018 the Company announced that it had reached an agreement with Bedrocan International to bring the Licensing Agreement to a close. As part of this agreement, Bedrocan Canada and Bedrocan International will discontinue the previously announced arbitration proceedings and Bedrocan Canada will decrease and then end the production and sale of Bedrocan products within the calendar year. Canopy Growth will retain the licensed production facility, licensed sales facility, and all associated licenses owned and operated by Bedrocan Canada. Management will redeploy these facilities, free of the current royalty structure and fixed production practices. As a result of this agreement, in the first quarter of fiscal 2019 the Company has derecognized these product rights.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

11.	CANOPY RIVERS

On July 4, 2018, Canopy Rivers entered into a definitive amalgamation agreement with AIM2 Ventures Inc. (“AIM2”) and 10859150 Canada Inc., a wholly-owned subsidiary of AIM2, which outlined the terms and conditions pursuant to which the parties would complete a business combination transaction involving Canopy Rivers and AIM2 (the “RTO”). The RTO would result in a reverse takeover of AIM2 by Canopy Rivers and will constitute AIM2’s “Qualifying Transaction” (as such term is defined in Policy 2.4 of the TSX Venture Exchange).

On July 6, 2018, Canopy Rivers completed a private placement offering, pursuant to which Canopy Rivers issued an aggregate of 29,774,857 subscription receipts at a price of $3.50 per subscription receipt for gross proceeds of $104,212, including $15,050 invested by Canopy Growth. Canopy Rivers issued 28,792,000 subscription receipts pursuant to a brokered offering and 982,857 subscription receipts on a non-brokered basis. Funds from the private placement were placed in escrow pending the completion of the RTO.  Share issue costs of $3,371 were incurred as part of this private placement offering, which have been deducted from the carrying value of the non-controlling interest.

On September 17, 2018 Canopy Rivers completed the RTO, the funds were released from escrow and    Canopy Rivers began trading under the symbol RIV.V on the TSX Venture Exchange.

Since AIM2 does not have the inputs and processes capable of producing outputs that are necessary to meet the definition of a business as defined by IFRS 3–Business Combinations the RTO has been accounted for under IFRS2, Share-based Payments.  Accordingly, the RTO has been accounted for at the fair value of the equity instruments granted by the shareholders of Canopy Rivers to the shareholders and option holders of AIM2. Consideration paid by the acquirer is measured at the fair value of the equity issued to the shareholders of AIM2, $1,353 (361,377 shares at 3.50 per share, 36,137 options with a fair value of $89 calculated using a Black-Scholes option pricing model and 18,821 broker warrants measured using the Black-Scholes option pricing model), with the excess amount above the fair value of the net assets acquired, treated as a listing expense in profit and loss.

The assets acquired and liabilities assumed at their fair value on the acquisition date are as follows.

                       Amount

Consideration    $       1,353

Cash Acquired                  583

Listing Expense                               770

After the completion of the private placement and RTO, Canopy Growth holds 36,468,318 Class A shares and 8,973,938 Class B shares of Canopy Rivers. Through these shares, the Company’s ownership interest in Canopy Rivers is 27.2% and it holds 85.8% of the voting rights.  The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements. Prior to the transaction the Company’s ownership interest in Canopy Rivers was 30.07% and it held 88.5% of the voting rights.  An amount of $9,138 has been recorded as an increase in equity attributable to the parent which represents the change in the carrying amount of the non-controlling interest as a result of the difference between the consideration paid and the net assets acquired and the dilution of Canopy Growth’s ownership interest.

Seed capital options

On the formation of Canopy Rivers in May 2017, 10,066,668 Class B common shares were paid for through share purchase loans, whereby funds were advanced to Canopy Rivers by Canopy Growth on behalf of certain employees of Canopy Growth and another individual. Under the share purchase loan, Canopy Growth’s recourse is limited to the shares purchased by the employees and the individual. Accordingly, it is accounted for as a grant of options to acquire shares of Canopy Rivers at $0.05 per Class B common share. The shares treated as options will be considered exercised on the repayment of the loan. The shares purchased by employees and the consultant have been placed in trust and vest in 3 equal tranches over 3 years if the employees remain as employees of Canopy Growth and the individual remains as a consultant and the loan is repaid. In certain cases, there are also additional performance targets.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The shares treated as options were measured at fair value on May 12, 2017 using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. Where there are performance conditions in addition to service requirements, Canopy Growth has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period.

On May 8, 2018 share purchase loans in the amount of $288 were repaid, resulting in the release from escrow of 5,750,000 shares. The remaining unamortized expense relating to these shares of $1,459 was recorded in the period. For the three and six months ended September 30, 2018, the Company recorded $1,381 and $2,641 in share-based compensation expense related to the 3,483,333 remaining shares which were acquired by way of the share purchase loan (three and six months ended September 30, 2017 - $878 and $1,273) with a corresponding increase to non-controlling interests.

Stock options

To September 30, 2018 Canopy Rivers has granted 6,055,000 options to purchase Class B common shares to employees of Canopy Growth and 5,440,000 options to purchase Class B common shares to consultants of Canopy Growth. The options have a weighted average exercise price of $1.74 per Class B common shares and are exercisable in increments, with one third being exercisable on each of the first, second and third anniversaries from the date of grant. The expiry date of the options ranges from December 4, 2022 to September 12, 2023. The options were measured at fair value at the date of issuance using a Black-Scholes model and will be expensed over their vesting period. Shares issued to non-employees will be remeasured until their performance is complete. For the three and six months ended September 30, 2018, the Company recorded $6,295 and $8,758 (three and six months ended September 30, 2017 - $nil) in share-based compensation expense related to these options with a corresponding increase to non-controlling interests.

12.	Non-controlling Interests

The following table presents the summarized financial information about the Company’s subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

As at September 30, 2018	Canopy Rivers	Tweed JA	Vert Mirabel
Cash and cash equivalents	$105,845	$2	$1,880
Amounts receivable	769	-	2,005
Subscription receivable	-	89	-
Prepaid expenses and other assets	469	-	122
Inventory	-	-	94
Biological assets			306
Investments in associates	53,985	-	-
Other financial assets	103,622	-	-
Property, plant and equipment	2,610	2,775	24,771
Preferred shares	15,000	-	-
Goodwill	-	1,938	5,625
Intangible assets	-	21	-
Accounts payable and accrued liabilities	(1,496)	(213)	(2,820)
Other current liabilities	(48)	-	(263)
Other long-term liabilities	-	-	(32,629)
Deferred tax liability	(7,095)	-	-
Non-controlling interests	(208,206)	(1,423)	636
Equity attributable to Canopy Growth	$65,455	$3,189	$(273)

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

The net change in the non-controlling interests is as follows:

	Note	Canopy Rivers	Tweed JA	Vert Mirabel	Other non- material interests[1]	Total
As at April 1, 2018		$80,844	$1,686	$2,155	$(220)	$84,465
Net (loss)/income		(1,045)	(226)	(2,797)	(111)	(4,179)
Other comprehensive income		7,990	(37)	-	-	7,953
Share-based compensation		12,952	-	-	-	12,952
Ownership changes		78,953	-	6	331	79,290
Warrant	13(i)	28,512	-	-	-	28,512
As at September 30, 2018		$208,206	$1,423	$(636)	$-	$208,993

1 Includes the non-controlling interests in Groupe H.E.M.P. CA and Spectrum Chile S.A.

The difference between the consideration paid by the non-controlling interests and the net assets acquired results in an increase in equity attributable to the parent of $8,642 relating to Canopy Rivers, a decrease of $6 relating to Vert Mirabel and a decrease of $1,327 relating to Spectrum Chile.

13.	Investments In ASSOCIATES And Joint VEntures

The following table outlines changes in the investments in associates that are accounted for using the equity method. As permitted by IAS 28 Investments in Associates and Joint Ventures, in cases where the Company does not have the same reporting date as its associates the Company will account for its investment one quarter in arrears. Accordingly the share of net income (loss) in the following table is based on values at June 30, 2018 with adjustments for any significant transactions.

				Balance at		Share of net		Balance at
			Participating	March 31,		(loss)/	Interest	September 30,
Entity	Instrument	Note	share	2018	Additions	income	income	2018
PharmHouse	shares	13(i)	49.0%	$-	$39,032	$-	$-	$39,032
Agripharm	shares		40.0%	38,479	-	(774)	-	37,705
N49AROW	shares	13(iv)	25.0%	-	24,263	-	-	24,263
TerrAscend	shares		23.6%	16,912	-	(1,784)	-	15,128
BCT	shares	13(iii)	42.2%	-	12,549	(65)	-	12,484
Radicle	convertible debenture		23.8%	4,754	-	(265)	(125)	4,364
Civilized	convertible debenture	13(ii)	18.2%	-	3,665	(1,083)	(280)	2,302
CanapaR	shares	13(v)	35.0%	-	725	-	-	725
CHI	shares	13(iii)	42.9%	2,961	-	(2,961)	-	-
Bedrocan Brasil	shares		39.8%	-	-	-	-	-
Entourage	shares		40.0%	-	-	-	-	-
				$63,106	$80,234	$(6,932)	$(405)	$136,003

(i)

On May 7, 2018 Canopy Rivers and 2615975 Ontario Limited (the “Joint Venture Partner) entered into an agreement to form a new company, 10730076 Canada Inc. (“‘PharmHouse”) with the intent of PharmHouse becoming a licensed producer of cannabis in Ontario. In exchange for $1, a commitment to provide $9,800 in financing, and the issuance of 14,400,000 warrants of Canopy Rivers to the Joint Venture Partner, Canopy Rivers received a 49% interest in PharmHouse and a global non-competition agreement from the Joint Venture Partner. On July 19, 2018 Canopy Rivers advanced $9,800 to PharmHouse pursuant to the terms of this agreement.

The warrants are exercisable for a period of two years following the date that PharmHouse receives a license to sell cannabis at an exercise price which is the lesser of $2.00 per share and the price of a defined liquidity event. The warrants were initially accounted for as a derivative liability as the exercise price was not fixed.   The fair value of the warrants at inception and at June 30, 2018 was estimated to be $29,232. On September 17, 2018, Canopy Rivers closed a brokered and non-brokered private placement of subscription receipts in connection with its planned public listing at $3.50 per subscription receipt. As a result, the exercise price of the warrants was fixed at $2.00 per share, and the warrant liability was

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

reclassified to equity.  The Company recognized a gain of $720 from the warrant liability re-measurement and reclassified $28,512 to non-controlling interest.

Canopy Rivers has joint control over PharmHouse, which has been determined to be a joint venture, and therefore will be accounted for using the equity method.

As part of the arrangement, Canopy Rivers also entered into a services agreement with PharmHouse whereby, upon PharmHouse receiving its license to sell cannabis, Canopy Rivers is required to arrange for buyers to purchase 25% of the cannabis produced by PharmHouse at a fixed price until December 31, 2020. Additionally, Canopy Growth has agreed to purchase from PharmHouse 10% of the cannabis it produces for a fixed price until December 31, 2020. If either Canopy Rivers or Canopy Growth is unable to arrange for buyers to purchase the required cannabis or purchase the required cannabis from PharmHouse, respectively, then a penalty is due equal to the amount otherwise payable under the agreements.

PharmHouse has also agreed to provide Canopy Rivers with a right of first offer of up to 50% to the cannabis produced by PharmHouse. The right of first offer percentage is reduced by the services and purchase agreements noted above.

(ii)

During the quarter ended June 30, 2018 Canopy Rivers advanced $5,000 to Civilized Worldwide Inc. (“Civilized”) under a convertible debenture. The debenture bears interest at 14% and matures on the maturity date being the earliest of i) 2 years, ii) the date that Civilized lists on a recognized stock exchange. In addition, Canopy Rivers received a warrant to acquire additional Class A common shares for $3,500.

On the maturity date, the convertible debenture is convertible into 18.2% of the common shares and this interest, together with other rights provided under the agreements, such as the right to nominate 20% of Civilized’s directors, give Canopy Rivers significant influence over the investee and Canopy Rivers is accounting for the investment using the equity method.

The warrant is exercisable the later of May 7, 2021 and two years from when Civilized becomes a public company. The exercise price is the lower of the price of the subsequent round and the price per common share obtained by dividing $40,000 by the issued and outstanding shares at the date of exercise. The warrant was initially measured at its fair value of $1,335 using a Black-Scholes option pricing model and the residual amount of $3,665 represents the initial cost of its equity investment.

(iii)

As described in Note 9(a)(iii), the Company acquired a controlling interest in CHI on August 3, 2018, resulting in the consolidation of CHI and its equity accounted investment, Beckley Canopy Therapeutics (“BCT”). BCT operates as a cannabis research and development organization in the United Kingdom.  On January 20, 2018, CHI and Beckley Research and Innovations Limited (the “Joint Venture Partner”) each invested $500 in exchange for a collaboration agreement whereby each party received a 50% ownership interest in Beckley. This arrangement provided CHI with joint control over Beckley, and the investment had been determined to be a joint venture, and therefore accounted for using the equity method.  As at the date of the CHI acquisition, in accordance with IFRS 3 Business Combinations, the Company calculated the fair value of the equity investment in Beckley to be $8,563 (see Note 9(a)(iii)).

On September 28, 2018, BCT completed a private placement financing where the Company, indirectly through CHI, acquired an additional 2,508,333 common shares for $3,986. The Company’s participating share was diluted from 50% to 42.2%. The previously mentioned collaboration agreement remains in effect and management has concluded that CHI has maintained joint control over BCT and therefore, the BCT investment continues to be accounted for as a joint venture using the equity method.

(iv)

On September 26, 2018, the Company entered into a series of agreements to create a business venture which will allow the Company to gain access to rights to sell certain branded products.  In exchange for cash consideration of $24,263 the Company acquired a 25% interest in a new company, N49AROW Global Ventures, ULC, (“N49AROW”), entered into a licensing agreement and received an option to acquire an interest in a potential future US based entity. Management has estimated that the fair value of any rights under the licensing agreement and option is nominal and allocated the consideration to the ownership interest.

This ownership interest together with other rights provided under the agreements gave the Company significant influence over N49AROW.  The Company is accounting for its investment using the equity method and recorded the investment at its cost amount.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(v)

On July 24, 2018, Canopy Rivers acquired a 35% ownership interest in CanapaR Corp. (“CanapaR”) for cash consideration of $750. This ownership interest and other rights give Canopy Rivers significant influence over the investee and Canopy Rivers is accounting for the investment using the equity method.  CanapaR is the Canadian parent corporation of CanapaR SrL (“CanapaR Italy”), a Sicily-based company formed for the purposes of organic hemp cultivation and extraction in Italy.

In connection with the investment, Canopy Rivers received an option to purchase all of CanapaR’s interest in its investees for consideration of the greater of: (i) eight times EBITDA; and (ii) $200,000, less the liabilities of the acquired investees, multiplied by the interest not owned by Canopy Rivers at the time of exercise. The option is exercisable for a period of five years following the transaction date. The option was initially measured at its fair value of $25 using using a Black-Scholes option pricing model and the residual amount of $725 represents the initial cost of its equity investment in CanapaR.

14.	OTHER FINANCIAL ASSETS

The following table outlines changes in other financial assets. Additional details on how fair value is calculated is included in Note 24.

Accounting
Entity	Instrument	Note	method
TerrAscend	warrants		FVTPL
AusCann	shares	14(i)	FVOCI
AusCann	options	14(i)	FVTPL
HydRx	shares	14(ii)	FVOCI
HydRx	warrants	14(ii)	FVTPL
Solo Growth	shares	14(v)	FVOCI
LiveWell	shares	14(iii)	FVOCI
JWC	shares	14(iv)	FVOCI
Due from 80521 Newfoundland & Labrador Limited	loan receivable	7(b)	amortized cost
Agripharm	royalty interest / repayable debenture	14(vii)	FVTPL
Radicle	repayable debenture	14(viii)	FVTPL
Good Leaf	shares	14(vi)	FVOCI
Good Leaf	warrants	14(vi)	FVTPL

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

		Balance at					Disposal /	Balance at
		March 31,				Interest	exercise of	September 30,
Entity	Instrument	2018	Additions	FVOCI	FVTPL	Revenue	warrants	2018
TerrAscend	warrants	$75,154	$-	$-	$29,083	$-	$-	$104,237
AusCann	shares	39,086	3,975	(13,858)	-	-	-	29,203
AusCann	options	10,487	915	-	(4,715)	-	-	6,687
HydRx	shares	12,401	-	-	-	-	5,210	17,611
HydRx	warrants	5,210	-	-	-	-	(5,210)	-
Solo Growth	shares	-	2,765	12,229	-	-	-	14,994
LiveWell	shares	-	250	9,023	4,799	-	-	14,072
JWC	shares	10,591	2,124	300	-	-	-	13,015
Due from 80521 Newfoundland & Labrador Limited	loan receivable	-	6,810	-	-	192	-	7,002
Agripharm	royalty interest / repayable debenture	2,326	4,000	-	(439)	-	-	5,887
Radicle	repayable debenture	3,075	2,000	-	(52)	-	-	5,023
Good Leaf	shares	-	4,566	45	-	-	-	4,611
Good Leaf	warrants	-	912	-	9	-	-	921
Other measured at FVTPL	various	3,923	2,501	-	168	-	-	6,592
Other measured at FVOCI	various	1,210	331	(9)	-	-	-	1,532
		$163,463	$31,149	$7,730	$28,853	$192	$-	$231,387

(i)

On July 12, 2018, the Company invested a further $4,890 in AusCann Group Holdings Ltd. (“AusCann”) through a private placement in exchange for 4,545,00 common shares and 2,272,500 options.  The options are exercisable at AUD$ 1.465 for a term of 30 months.  If the closing price of AusCann is AUD$ 2.25 or greater for 10 consecutive trading days, the issuer has the right to force early exercise of the option. The consideration was allocated $3,975 to the shares and $915 to the warrants based on their fair value on the transaction date.   Following this financing the Company’s ownership interest in AusCann is 11.13%.

(ii)

HydRx Farms Ltd. (“HydRx”) operates as Scientus Pharma Inc. In the quarter ended June 30, 2018, the Company completed a cashless exercise of the 1,860,680 warrants in exchange for 1,302,476 shares. At September 30, 2018 the Company holds 4,402,783 shares in HydRx which represents a 9.6% ownership interest.

(iii)

On April 2, 2018, the Company entered into a strategic agreement with LiveWell Foods Canada Inc. (“LiveWell”) and its subsidiary, Artiva Inc. (“Artiva”). LiveWell and Artiva are both Cannabis Act applicants. This strategic agreement represents an amendment to the original investment agreement that the parties entered into on November 22, 2017. Under the terms of the amended agreement, in exchange for strategic support services, the offering of financial support and a commitment to fund $250 of licensing expenses, Canopy Growth was issued 5,487,642 common shares and Canopy Rivers was issued 5,487,642 common shares of LiveWell, together representing 10% equity interest in LiveWell. The total fair value of this investment on initial recognition was $5,049 resulting in a gain of $4,799 which was unrecognized until June 20, 2018 when LiveWell became a publicly-traded company. At that time the gain was recognized in the statement of operations. An additional 5,487,642 common shares, representing an additional 5% equity interest, were placed in escrow and will be released to the Company on the achievement of certain licensing milestones.   These shares are a contingent asset since their receipt is based on future events not wholly within the control of the Company.

LiveWell was provided with the option to draw on up to $20,000 of debt financing from Canopy Rivers subject to the completion of certain milestones. As of September 30, 2018, the financing offer was not accepted and has expired.

Artiva has agreed to sell the Company 20% of its production for a 20-year term upon receiving its license to sell cannabis. Canopy Rivers is entitled to a royalty of $0.075 for every gram of cannabis purchased from LiveWell and Artiva by the Company.

(iv)

On April 6, 2018, Canopy Rivers subscribed for 2,000,000 subscription receipts in James E. Wagner Cultivation ltd. (“JWC”) for $2,300 in connection with a brokered private placement financing undertaken

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

by JWC. Each receipt entitled the Company to one common share in the capital of JWC and one-half of one common share purchase warrant. Each warrant entitled the Company to acquire one common share in the capital of JWC for $1.50 for a period of 24 months following a specified date. The offering closed April 27, 2018 and the subscription price was allocated $2,124 to the shares and $176 to the warrants. The Company’s ownership interest in JWC is 14.2%.

(v)

On June 28, 2018 Canopy Rivers acquired 55,300,000 common shares of Solo Growth Corporation (“Solo Growth”) through a private placement for $2,765. The shares are subject to a four month hold period. The Company’s ownership interest in the company is 9.7% of the issued and outstanding shares.

(vi)

On April 23, 2018, the Company invested $5,478 in Good Leaf, Inc. (“Good Leaf”) in exchange for 674,709 Series A-1 preferred shares and warrants to acquire 139,432 common shares. The warrants are exercisable at a price of $0.01 per share for a period of 7 years. Following the transaction, the Company’s ownership interest in Good Leaf is 8.8% on a fully diluted basis.

(vii)	In the six month period ended September 30, 2018, Canopy Rivers further advanced an additional $4,000 under the Agripharm repayable debenture.
(viii)	In the six month period ended September 30, 2018, Canopy Rivers further advanced an additional $2,000 under the Radicle repayable debenture.
(ix)

The Company holds certain derivative instruments for which the ability to exercise is conditional on US Federal legalization of growth, cultivation, production and sale of cannabis for medical and/or non-therapeutic purposes.  Given that the growth, cultivation, production and sale of cannabis is not currently federally legal in the US and there can be no assurances that it will be legalized Management has estimated that these instruments have a nominal value.

(x)

BC Tweed has entered into call/put option agreements with the Partner to acquire all of the limited partnership units of the limited partnerships which hold the greenhouses and related property. Since these options represent options to acquire the limited partnership units, the options will be accounted for as derivative financial instruments which will be recognized initially and subsequently at fair value through profit or loss. The fair value of these options is $nil as the exercise price of the option approximates the fair value of the limited partnership units.

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2018	2018

Trade payables	$32,624	$46,175
Accrued liabilities	127,009	43,396

Total accounts payable and accrued liabilities	$159,633	$89,571

The accounts payable and accrued liabilities balance of $159,633 (March 31, 2018 – $89,571) is comprised of amounts for property, plant and equipment of $110,608 (March 31, 2018 – $62,034), professional fees of $9,917 (March 31, 2018 – $7,391), compensation related liabilities of $9,749 (March 31, 2018 – $5,747), and other miscellaneous liabilities of $29,359 (March 31, 2018 – $14,399).

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

16.	Long-term debt AND other Long-TERM LIABILITIES

(a)	Long-term debt

		September 30,	March 31,
	Maturity Date	2018	2018
Convertible senior notes at 4.25% interest with semi-annual interest payments	July 15, 2023

Principal amount		$600,000	$-
Accrued interest		7,224	-
Non-credit risk fair value adjustment (FVTPL)		218,970	-
Credit risk fair value adjustment (FVOCI)		75,030	-
		901,224	-

Unsecured convertible debentures at 8.00% interest with semi-annual interest payments	December 28, 2020	$626	$-

Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 4.9%	August 1, 2021	2,554	2,777

Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 5.3%	December 1, 2019	956	1,089

Mortgage payable with a five-year term and amortization period of seven years bearing an annual interest rate of 4.8%	December 1, 2020	2,445	2,648

Mortgage payable with a five-year term and amortization period of twenty years bearing an annual interest rate of 4.5%	November 1, 2021	575	-

Loan payable with a twelve-month term and amortization period of sixty months, bearing annual interest at prime plus 3.0%	September 17, 2020	50	-

Loan payable with a forty-two-month term, bearing annual interest at prime plus 3.0%	April 20, 2020	12	-

Term loan at 10% interest with monthly repayment	October 1, 2024	1,478	1,564

Finance lease obligations with interest rates between 5.9%-17.1%, and terms between 2-5 years, liens against the related leased equipment		240	344
		910,160	8,422
Less: current portion		(903,453)	(1,557)
Long-term portion		$6,707	$6,865

Convertible senior notes

On June 20, 2018, the Company issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes bear interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The notes will mature on July 15, 2023. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the revolving credit facility. The notes will rank senior in right of payment to any future

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from January 15, 2023 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 20.7577 common shares for every $1 principal amount of notes (equal to an initial conversion price of approximately $48.18 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from September 30, 2018 to January 15, 2023, if (i) the market price of the Company common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events (“Fundamental Change”). The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances. Under the terms of the indenture if a Fundamental Change occurs and a holder elects to convert its notes from and including on the date of the fundamental change up to, and including, the business day immediately prior to the fundamental change repurchase date, the Company may  be required to increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional common shares (“Make Whole Fundamental Change”).

The Company could not redeem the notes prior to July 20, 2021, except in the event of certain changes in Canadian tax law. On or after July 20, 2021, the Company could redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the conversion price on each applicable trading day. The Company may also redeem the notes, if certain tax laws related to Canadian withholding tax change subject to certain further conditions. The redemption of notes in either case shall be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value excluding the impact of the change in fair value related to Company’s own credit risk being recorded immediately in the statement of operations and changes in fair value related to the Company’s own credit risk through OCI. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $16,380.

The overall change in fair value of the notes during the three and six months ended September 30, 2018 was $288,984 and $301,224 which included accrued contractual interest of $990 and $7,224.

On August 14, 2018 the Company entered into a subscription agreement with CBG Holdings LLC (“CBG”).  In accordance with the indenture, the closing of this investment would result in a Fundamental Change which provides the note holders with the right to surrender all or any portion of their notes for conversion at any time from or after the date that is 30 scheduled trading days prior to anticipated effective date of the Fundamental Change. On September 18, 2018 the Company notified the note holders of this proposed Fundamental Change and, the notes are subject to conversion at any time from or after September 18, 2018 until the related fundamental change repurchase date. As a result of the proposed Fundamental Change the Company does not have the unconditional right to defer settlement of the liability and the convertible notes have been classified as current as of September 30, 2018.  On November 1, 2018 this investment was completed (Note 27(c)).

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

Unsecured convertible debentures

On September 5, 2018, the Company acquired Hiku and assumed the obligations under their convertible debenture and on September 7, 2018 provided a change of control notice to Debenture holders to notify them of their right until October 19, 2018 to require Hiku to purchase all or any part of their Debenture at a price equal to 105% of the principal amount of its Debentures plus accrued and unpaid interest thereon up to, but excluding, September 7, 2018.

On September 21, 2018, in accordance with the terms of the debentures Hiku provided notice of forced conversion to the debenture holders. The Company shares traded above $40.43 for 10 consecutive trading days and the Company elected to exercise its right to convert the outstanding principal amount of Debentures into the Company’s commons shares and pay any interest up to and including force conversion date of November 5, 2018. The convertible debentures were classified as current as of September 30, 2018.

Mortgages and Term Loans

The mortgage with a maturity date of August 1, 2021 is secured by a first charge mortgage on the Tweed Farms property, a first position on a Tweed Farms general security agreement and a specific security interest, backed by a corporate guarantee from the Company.

The mortgage with a maturity date of December 1, 2019 is secured by a first charge on the Tweed Farms property.

In respect of the mortgage with a maturity date of December 1, 2020, the mortgage is secured by a first charge on the Mettrum Bowmanville property.

The mortgages payable, all with Farm Credit Canada, a Canadian Crown Corporation can be prepaid at any time but is subject to a prepayment fee equal to the greater of (a) three months’ interest on the amount being prepaid or (b) the amount of interest lost by the lender over the remaining term of the loan on the amount being prepaid.

The Company also has revolving lines of credit for up to $6,018 with Farm Credit Corporation, with variable interest rates based on the FCC Variable Mortgage Rate plus 1.2% with a 5 year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at September 30, 2018 and March 31, 2018.

The term loan was added to the existing lease agreement for the Toronto facilities and is held by a related party. The loan accrues interest at 10% annually and is payable over the initial ten-year term of the amended lease to October 1, 2024 by way of additional monthly rent of $27, which includes principal and interest payments.

(b)	Long-term financial liabilities

At September 30, 2018 long-term financial liabilities of $7,750 (March 31, 2018 – $61,150) is comprised of the  Vert Mirabel Put Liability with a fair value of $7,500 (March 31, 2018 – $4,850). It also includes a commitment to fund $250 of licensing expenses related to the strategic agreement with LiveWell (see Note 14 (iii)).

At March 31, 2018 long-term financial liabilities also included $56,300 which represented the fair value of the BC Tweed Put Liability on that date. This liability was settled on July 5, 2018 on the acquisition of the non-controlling interest’s 33% interest.

17.	ReconcIliation of liabilities arising from financing activities

			Non-cash changes
	April 1,		Acquisition/	Fair value	September 30
	2018	Cash flows	Disposal	adjustment	2018
Long-term borrowings	$8,078	$(643)	$1,261	$-	$8,696
Convertible senior note	-	600,000	-	301,224	901,224
Finance lease obligations	344	(104)	-	-	240
Long-term debt	$8,422	$599,253	$1,261	$301,224	$910,160

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

18.	Share capital

(a) Authorized

An unlimited number of common shares.

(i)	Equity Raises

For the three and six months ended September 30, 2018 no equity financings occurred.

(ii)	Acquisitions

During the six months ended September 30, 2018 the Company issued the following shares as a result of business combinations that occurred in the current or prior periods:

	Notes	Number of Shares	Share Capital	Share Based Reserve
Issuance of shares for Annabis acquisition - net of share issue costs of $10	9(v)	50,735	$1,558	$-
Issuance of shares for DCL acquisition - net of share issue costs of $58	9(i)	666,362	24,644	694
Acquisition related share issuances for the three months ended June 30, 2018		717,097	$26,202	$694

Issuance of shares for Spectrum Cannabis Colombia S.A.S. acquisition - net of share issue costs of $101	9(ii)	1,193,237	46,018	-
Issuance of shares for CHI acquisition - net of share issue costs of $202	9(iii)	3,076,941	97,832	-
Issuance of shares for Hiku acquisition - net of share issue costs of $250	9(iv)	7,943,123	543,616	-
Shares released from escrow related to the Vert acquisition		88,469	-	-
Acquisition related share issuances for the three months ended September 30, 2018		12,301,770	$687,466	$-

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(iii)	Other

During the period ended September 30, 2018 the Company’s other share issuances were comprised of:

	Notes	Number of Shares	Share Capital	Share Based Reserve
Shares issued for lease purchase option from 80521 Newfoundland & Labrador Limited - net of share issue costs of $25	7(b)	332,009	$8,714	$-
Shares issued relating to the Spectrum Cannabis Denmark ApS milestone - net of share issue costs of $21	18( c)	250,817	2,433	(2,454)
Shares released from escrow relating to the Vert Medical acquisition - net of share issue costs of $12		20,641	657	(669)
Shares released from escrow to LBC Holdings, Inc.		6,274	187	(187)
Other share issuances for the three months ended June 30, 2018		609,741	$11,991	$(3,310)

Shares issued relating to the Spectrum Cannabis Denmark ApS milestone		752,451	9,545	(9,545)
Shares issued to Canindica Capital Ltd	9(ii)	595,184	23,004	(23,004)
Shares issued to BC Tweed Partner for performance conditions		155,158	1,880	(1,880)
Shares issued for the Bodystream performance target agreement		134,281	1,323	(1,323)
Amendment of agreement with LBC Holdings, Inc.		69,405	2,500	-
Shares issued relating to the Niagara asset acquisition		53,764	2,000	-
Shares issued relating to acquired intangibles		7,728	251	-
Shares released from escrow to LBC Holdings, Inc.		6,274	211	(211)
Other share issuances for the three months ended September 30, 2018		1,774,245	$40,714	$(35,963)

During each of the three and six month period ended September 30, 2018, 6,274 (three and six month period ended September 30, 2017 – 21,959 and 43,918, respectively) common shares were released from escrow under the agreement with LBC Holdings, Inc., a company controlled by the artist known as Snoop Dogg. The remaining 12,549 common shares are escrowed for release, subject to meeting certain service criteria.

(iv)	Warrants

	Number of whole warrants	Average exercise price	Warrant value
Balance at March 31, 2018	18,912,012	$12.96	$70,454
Exercise of warrants	(35,110)	3.80	(189)
Expiry of warrants	(1)	3.80	-
Balance at June 30, 2018	18,876,901	$12.98	$70,265
Grant, exercise, and expiry of warrants	-	-	-
Replacement warrants granted through Hiku acquisition (Note 9(a)(iv))	920,452	41.28	30,611
Balance at September 30, 2018	19,797,353	$14.30	$100,876

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(b) Omnibus plan

On September 15, 2017, shareholders approved an Omnibus Incentive Plan (“Omnibus Plan”) pursuant to which the Company is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company are eligible to receive awards of common share purchase options (“Options”) restricted share units (“RSUs”), deferred share units (“DSUs”), stock appreciation rights (“Stock Appreciation Rights”), restricted stock (“Restricted Stock”), performance awards (“Performance Awards”) or other stock based awards (collectively, the “Awards”), under the Omnibus Plan. In addition, shareholders also approved the 2017 Employee Stock Purchase Plan of the Company (the “Purchase Plan”).

Under the Purchase Plan, the aggregate number of common shares that may be issued is 400,000, and the maximum number of common shares which may be issued in any one fiscal year shall not exceed 200,000.

Under the Omnibus Plan, the maximum number of shares issuable from treasury pursuant to Awards shall not exceed 15% of the total outstanding shares from time to time less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company (being the existing employee stock option plan ("ESOP") and the Purchase Plan). The maximum number of common shares reserved for Awards is 33,460,906 at September 30, 2018. As of September 30, 2018, the only Awards issued have been options under the ESOP and RSUs. No shares have been issued under the Purchase Plan as it has not yet been implemented.

The ESOP is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates. Options under the Plan generally remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, and has expiry dates set at six years from issuance. The Board of Directors has the discretion to amend general vesting provisions and the term of any award, subject to limits contained in the Plan.

The following is a summary of the changes in the Company’s ESOP options during the period:

	Options issued	Weighted average exercise price
Balance outstanding at March 31, 2018	17,245,835	$12.95
Options granted	2,595,000	40.51
Options exercised	(637,187)	8.00
Options forfeited/cancelled	(234,153)	21.00
Balance outstanding at June 30, 2018	18,969,495	$16.79
Options granted	5,942,000	50.45
Replacement options issued as a result of the CHI acquisitions	568,005	14.98
Replacement options issued as a result of the Hiku acquisition	291,629	10.64
Options exercised	(3,207,004)	6.48
Options forfeited/cancelled	(355,287)	27.06
Balance outstanding at September 30, 2018	22,208,838	$28.16

For the three and six months ended September 30, 2018 the Company recorded $23,227 and $36,774, respectively, in share-based compensation expense related to options issued to employees (for the three and six months ended September 30, 2017 - $4,343 and $6,855) and $5,609 and $7,704, respectively, in share-based compensation expense related to options issued to contractors (for the three and six months ended September 30, 2017 - $620 and $631). For the period ended September 30, 2018 compensation expense includes an amount related to 422,974 options being provided in exchange for services which are subject to performance conditions.

During the quarter ended September 30, 2018, the Company issued replacement options to employees in accordance with the CHI and Hiku acquisitions (Note 9(iii) and 9(iv), respectively).  For the three and six month period ended September 30, 2018 (September 30, 2017 - $nil) the Company recorded share-based compensation expense of $8,085 related to these replacement options, of which $7,502 relates to an immediate share-based compensation expense recorded at the CHI acquisition date to reflect the accelerated vesting of certain CHI replacement options.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

In determining the amount of share-based compensation related to options issued during the year, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the three months ended September 30, 2018 and 2017 on their measurement date by applying the following assumptions:

	September 30,	September 30,
	2018	2017

Risk-free interest rate	2.18%	1.52%
Expected life of options (years)	2-5	3-5
Expected annualized volatility	76%	59%
Expected forfeiture rate	11%	10%
Expected dividend yield	nil	nil
Black-Scholes value of each option	$29.13	$4.10

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. Beginning the fourth quarter of Fiscal 2017, the Company began using its own historical volatility. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

The Company recorded $7,676 and $12,859 in the three and six months ended September 30, 2018 (three and six months ended September 30, 2017 – $878 and $1,272) in share-based compensation expense related to the issuance of shares and options in Canopy Rivers to employees and consultants (refer to Note 11).

During the six months ended September 30, 2018, 3,207,004 ESOP options were exercised ranging in price from $1.32 to $27.99 for gross proceeds of $24,891.

During the three and six months ended September 30, 2018 the Company issued 12,344 and 94,432, respectively, RSUs to consultants and directors of the Company of which 52,781 vested immediately, 29,307 vest over 5 years and 12,344 vest over 6 years. For the three months and six months ended September 30, 2018 the Company recorded $428 and $2,675 in share-based compensation expense related to these RSUs (three and six months ended September 30, 2017 – $nil).

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(c) Share-based compensation expense related to acquisition and asset purchase milestones

Share-based compensation expense related to acquisition milestones is comprised of:

				Compensation expense		Compensation expense
	Notes	Released during Q2/2019	Remaining shares to be issued on completion of milestones	September 30, 2018 (3 months)	September 30, 2017 (3 months)	September 30, 2018 (6 months)	September 30, 2017 (6 months)
Apollo/Bodystream		134,281	1,807,523	$1,480	$1,043	$4,087	$2,087
Spektrum Cannabis GmBH		-	22,582	44	86	133	172
Spot		-	13,844	93	55	208	55
Spectrum Denmark		752,451	902,943	6,478	-	8,379	-
BC Tweed		155,158	-	954	-	1,387	-
Vert Mirabel		-	31,477	443	-	1,016	-
Green Hemp		-	24,576	231	-	460	-
Intellectual property acquisition		-	17,007	238	-	582	-
Annabis	9(a)(v)	-	34,758	163	-	350	-
DCL	9(a)(i)	-	333,181	1,831	-	2,448	-
Colombia	9(a)(ii)	-	2,098,304	9,417	-	9,417	-
Canindica	9(a)(ii)	595,184	467,354	29,358	-	29,358	-
				$50,730	$1,184	$57,825	$2,314

In certain cases, the number of shares to be issued is based on the volume weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at September 30, 2018. The number of shares to be issued to the previous shareholders of Spectrum Colombia and Canindica excludes shares to be issued on July 4, 2023 based on the fair market value of Canopy LATAM on that date.

(d) Other share based payments

The Company recorded share-based compensation of $nil ($22 and a gain of $15 for the three and six month period ended September 30, 2017) for escrowed shares issued on the acquisition of MedCann Access that were related to employment.

The Company recorded expenses in the amount of $3,801 and $4,585 for the three and six month period ended September 30, 2018 ($230 and $177 for the three and six months ended September 30, 2017, respectively) related to shares provided in exchange for royalty and marketing services. The Company has determined that these services received are best measured by reference to the fair value of the equity granted as the services are rendered. These expenses have been allocated as either sales and marketing expenses or royalty expenses reflected in cost of sales, depending on the terms of the agreement.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

19.	OTHER EXPENSE, NET

		Three months ended		Six months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2018	2017	2018	2017

Fair value changes on financial assets classified as FVTPL	14	$48,200	$146	$28,853	$(3,354)
Convertible debt issuance costs	16(a)	(335)	-	(16,380)	-
Fair value changes on financial liabilities designated as FVTPL	16(a)	(223,374)	-	(226,194)	-
Fair value increase in Put Liability	16(b)	(850)	-	(18,950)	-
Gain on warrant liability remeasurement	13(i)	720	-	720	-
Gain/loss disposal of property, plant and equipment		(37)	(3)	(1,909)	(129)
Gain on acquisition of consolidated entity	9(a)(iii)	62,682	-	62,682	-
Other income (expense), net		1,655	98	(587)	123

Total other expense, net		$(111,339)	$241	$(171,765)	$(3,360)

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

20.	Expenses by nature

Operating expenses and cost of sales totalled $237,955 and $18,546 for the three months ended September 30, 2018 and 2017, respectively, and $294,577 and $38,659 for the six months ended September 30, 2018 and 2017, respectively. Total operating expenses and cost of sales were distributed by nature as follows:

	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
		(Restated - see note 3)		(Restated - see note 3)

Employee compensation and benefits	$36,796	$10,534	$59,448	$20,474
Raw materials used and consumables	8,435	2,935	16,558	5,478
Other costs of sales	8,914	2,615	15,233	4,310
Net valuation gains related to inventory and biological assets	9,727	(21,708)	(42,032)	(34,648)
Share-based compensation	97,056	7,276	128,007	11,234
Acquisition-related costs	3,203	865	5,086	1,701
Depreciation and amortization	9,294	5,291	15,587	10,348
Legal and professional fees	9,196	2,248	12,957	3,664
Royalties	170	452	925	981
Consultants	15,082	1,678	23,539	2,751
Facility expenses	13,004	1,477	20,631	2,779
Patient assistance	1,709	1,704	3,847	3,382
Marketing and promotion	14,537	765	17,681	1,405
Office expenses	5,626	1,131	8,577	2,355
Travel and other employee expenses	4,549	862	7,283	1,670
Bank and payment processor fees	657	421	1,250	775

Total	$237,955	$18,546	$294,577	$38,659

21.	Earnings per share

Net income per common share represents the net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted net income per common share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. As at September 30, 2018 and 2017, all instruments were anti-dilutive based on having a net loss attributable to common shareholders for the period.

22.	Commitments and contingencies

(a) The Company leases production and retail space under operating leases which range in expiration from July 2018 to October 2037 and also has royalty, equipment and other commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

(b) In March 2015, a claim was commenced against Canopy Growth Corporation by the former CEO for $330 in specified damages for breach of contract and wrongful dismissal. The litigation process will continue into the foreseeable future unless settled. No amount has been recorded in the interim financial statements since the amount cannot be reliably measured at this point.

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

(c) Prior to its acquisition by the Company, Mettrum had initiated voluntary Type III recalls for products where trace amounts of an unauthorized pesticide was found to have been applied in certain Mettrum products. A Type III recall refers to a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. In March 2017, two separate class action lawsuits relating to the Mettrum recalls were initiated naming Mettrum Health Corp. as respondent.

The proposed action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the interim financial statements since the amount cannot be reliably measured at this point.

23.	Supplementary cash flow information

The changes in non-cash working capital items are as follows:

	For the six months ended
	September 30,	September 30,
	2018	2017
		(Restated - see note 3)
Amounts receivable	$(21,242)	$(938)
Prepaid expenses and other assets	(6,811)	(1,580)
Biological assets and inventory	(61,050)	(9,802)
Accounts payable and accrued liabilities	1,150	(585)
Deferred revenue	(902)	306
Other liabilities	-	(56)
Total	$(88,855)	$(12,655)

Non-cash transactions

Excluded from the September 30, 2018 interim statements of cash flows was a total of $111,386 in accounts payable and accrued liabilities as follows: $110,608 of property, plant and equipment and assets in process purchases and $778 of share issue costs. Included for the September 30, 2018 interim statements of cash flows is a total of $49,679 in accounts payable and accrued liabilities as follows: $49,627 of property, plant and equipment and assets in process purchases and $52 of share issue costs.

Excluded from the September 30, 2017 interim statements of cash flows was a total of $4,945 in accounts payable and accrued liabilities as follows: $4,936 of property, plant and equipment and assets in process purchases and $9 of share issue costs. Included for the September 30, 2017 interim statements of cash flows was a total of $3,860 in accounts payable and accrued liabilities as follows: $3,770 of property, plant and equipment and assets in process purchases and $90 of share issue costs.

Cash and cash equivalents consist of the following:

	September 30,	March 31,
	2018	2018
Cash	$429,401	$322,560
Short-term guaranteed investment certificates	-	-
Total cash and cash equivalents	$429,401	$322,560

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

24.	Financial instruments

(a) Fair value of financial assets and liabilities that are measured at fair value on a recurring basis

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

Financial asset/financial liability	Valuation techniques	Key inputs
AusCann shares	Put option pricing model	Quoted prices in active market
AusCann options	Black-Scholes option pricing model	Quoted prices in active market
Convertible senior note	Convertible note pricing model	Quoted prices in over-the-counter broker market
JWC warrants	Black-Scholes option pricing model	Quoted prices in active market
Solo Growth shares	Put option pricing model	Quoted prices in active market
TerrAscend warrants	Black-Scholes option pricing model	Quoted prices in active market

The following table summarizes the valuation techniques and significant unobservable inputs in the fair value measurement of level 3 financial instruments

Financial asset/financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Agripharm warrant	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Agripharm royalty interest and repayable debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future royalties	Increase in future royalties to be paid will result in an increase in fair value
BC Tweed and Vert Mirabel put liability	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future wholesale price and production levels	Increase in future wholesale price and production levels will result in an increase in fair value
BC Tweed call option	Market approach	Appraised value of property	Increase or decrease in value will result in a increase or decrease in fair value
Civilized shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Civilized warrants	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Good Leaf shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Good Leaf warrants	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
HydRx shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
JWC royalty interest	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future royalties	Increase in future royalties to be paid will result in an increase in fair value
Canopy Rivers warrant liability	Black-Scholes option pricing model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Radicle repayable debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

During the period, there were no transfers of amounts between levels.

(b) Fair value of financial assets and liabilities that are not measured at fair value but fair value disclosures are required

The carrying values of cash, short-term investments, accounts receivable and restricted investments and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity. The carrying value of mortgage payables approximates their fair value.

25.	Segmented information

The Company operates in one segment, the production, distribution and sale of both medical and adult or recreational cannabis in the period ended September 30, 2018.

All property, plant and equipment and intangible assets are located in Canada, except for $17,585 which is located outside of Canada.

All revenues were principally generated in Canada during the three and six months ended September 30, 2018, except for $2,235 and $5,610, respectively, related to exported medical cannabis generated outside of Canada (three and six months ended September 30, 2017 - $78 and $404, respectively).

26.	Capital management

As at September 30, 2018 total managed capital was comprised of shareholders’ equity and debt of $2,750,982 (March 31, 2018 - $1,251,660).

There were no changes in the Company’s approach to capital management during the year.

The Company is subject to externally imposed restrictions related to covenants on its mortgage payable (refer to Note 16).

27.	Subsequent events

(a)	Restructuring of the Company’s investment in TerrAscend

On October 9, 2018, Canopy Growth and Canopy Rivers entered into an arrangement agreement with TerrAscend pursuant to which TerrAscend will restructure its share capital by way of a plan of arrangement.    The restructuring is intended to accommodate TerrAscend’s strategic pursuits, while also maintaining strict compliance with industry regulations and the policies of the various securities exchanges.

Pursuant to the Arrangement, the Company will exercise its TerrAscend warrants for no cash consideration, resulting in the net issuance of 16,318,912 common shares based on the five day volume weighted average trading price of the common shares of TerrAscend on the Canadian Securities Exchange (the “CSE”) for the period ending October 5, 2018, the last trading day prior to the date of the Arrangement Agreement.   All common shares held by the Company will thereafter be exchanged pursuant to the Arrangement for new, conditionally exchangeable shares in the capital of TerrAscend (the “Exchangeable Shares”).

The Exchangeable Shares will become convertible into common shares following changes in U.S. federal laws regarding the cultivation, distribution or possession of marijuana, the compliance of TerrAscend with such laws and the approval of the various securities exchanges upon which the holder’s securities are listed. The Exchangeable Shares are not transferrable or monetizable until exchanged into common shares. In the interim, each holder of Exchangeable Shares will not be entitled to voting rights, dividends or other rights upon dissolution of TerrAscend.

The agreement is subject to TerrAscend shareholder approvals and necessary regulatory approvals and is expected to close in the third quarter.

(b)	Acquisition of ebbu, Inc. (“ebbu”)

On October 15, 2018 the Company entered into an agreement to acquire the assets of ebbu, Inc. ("ebbu"), an Evergreen, Colorado-based hemp research leader.   Canopy Growth, through a newly formed subsidiary, will employ ebbu's assets and personnel to conduct R&D.   On closing, Canopy Growth will issue $25,000 in cash

Canopy Growth Corporation

Notes to the Condensed interim consolidated financial statements for the Three and six Months ended september 30, 2018 and 2017

(Expressed in CDN $000’s except share amounts)

and 6,221,210 Company common shares. Up to a further $100,000 will be payable by the Company if certain scientific related milestones are achieved within two years following closing.  Canopy Growth will have the option of satisfying such milestone payments in cash, shares or a combination of cash and shares.  If such payments are satisfied in shares, the number of shares shall be calculated based on the volume weighted average price of the shares on the TSX for the 20 trading days immediately prior to the date of achievement of the applicable milestone.

(c)	Investment by CBG Holdings LLC

Pursuant to the subscription agreement dated August 14, 2018, between the Company and CBG Holdings LLC (“CBG”), on November 1, 2018 the Company issued 104,500,000 common shares and 139,745,453 common share purchase warrants to CBG, an affiliate of Constellation Brands Inc.(“Constellation”).   Of those warrants, 88.5 million are exercisable at a price per share of $50.40, and 51.3 million are exercisable at the volume weighted average price at the time of exercise.  On closing of the investment, Constellation would be the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 56% of the voting control over the Company’s common shares.

In accordance with the terms of the convertible senior notes (Note 16) the closing of the CBG investment results in a Fundamental Change.   The holders were advised of the proposed Fundamental Change on September 18, 2018.  The notes will be convertible from September 18, 2018 until 5 p.m. on December 5, 2018 which is the fundamental change repurchase date.  The investment also meets the definition of a Make Whole Fundamental Change such that the initial conversion rate of the notes will be increased from 20.7577 common shares per $1,000 principal amount of the notes to $23.7423 from November 1, 2018 until 5 p.m. on December 4, 2018.

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